June 21, 2007

Debut Broadcasting Corporation, Inc.
formerly known as California News Tech

We consent to the inclusion of our report as the independent registered public accounting firm on the financial statements of California News Tech and subsidiary as of December 31, 2006 and of California News Tech as of December 31, 2005 in the SB-2 to be filed with the Securities and Exchange Commission for Debut Broadcasting Corporation, Inc.

/s/ Jewell & Langsdale
Jewell & Langsdale
Walnut Creek, California